Issuer Free Writing Prospectus Dated September 2, 2025
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus Dated August 18, 2025
Registration Statement No. 333 – 289696

Group Limited (Reserved Nasdaq Symbol: AMPM) Issuer Free Writing Prospectus Dated September 2, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus Dated August 18, 2025 Registration Statement No. 333 – 289696

AM·–PM

Free Writing Prosepectus Statement

This free writing prospectus relates to the proposed initial public offering of Class A Ordinary Shares ("Class A Ordinary Shares") of AM PM Group Limited (together with its subsidiaries, "we," "us," "the Group" and "our") and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/2049323/000121390025077965/ea0224186-06.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.
Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Prime Number Capital, LLC on 12 E 49 St, Floor 27, New York, NY 10017, or via email: info@pncps.com, or contact AM PM Group Limited via email: ir@ampmhk.com.hk.

AM·–PM

Forward-Looking Statement

This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this presentation or to conform these statements to actual results or revised expectations.

Content Offering Summary Company Overview Competitive Strengths Industry Overview Strategies Management & Directors Financials

AM·–PM

Offering Summary

Issuer	**AM PM Group Limited**
Security	Class A Ordinary Shares
Proposed Nasdaq Capital Market Symbol	AMPM
Pre-offering Ordinary Shares Outstanding	20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares
Number of Class A Ordinary Shares Offered	1,500,000 Class A Ordinary Shares (1,725,000 Class A Ordinary Shares if Over-Allotment Option is exercised in full)
Offering Price per Share	Between US$4.00 and US$5.00 per Class A Ordinary Share
Offering Size	US$6,750,000 (based on mid-point of the price range
Use of Proceeds	-–30% - Expanding content production business and recruiting high caliber talent -–20% - Expanding geographical coverage -–20% - Selectively pursing and exploring strategic acquisition opportunities -–30% - Other working capital and general corporate purposes
Underwriters	Prime Number Capital LLC

See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Company Overview Decorations for shopping malls for festival celebrations, seasonal decorations and specified themes Marketing and other events such as product launches Music performances and corporate and institution events Television program production - Variety programs such as health, travel, education, culinary, cultural and entertainment related programs. Television commercial production and photo shooting Cooperation with licensees of IP rights of internationally - renowned Japanese anime series and movie series for organizing exhibitions Classic scenes and characters of the anime series are reproduced into sculptures, virtual reality (VR) and augmented reality (AR) gaming, and iconic costumes and props from the anime series See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss. Event Management & Decoration Content Production & Design IP Exhibition

Business Overview Event Management and Decoration Suppliers Our Operating Subsidiary Service Fee/ Purchase price Services and Products Customers (malls, corporations, institutions and/or brand owners) Service Fee Event management and decoration service See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Business Overview Content Production and Design Suppliers Our Operating Subsidiary Service Fee/ Purchase price Services and Products Media Platforms • Television networks Content development and program production Program production fee Suppliers Our Operating Subsidiary Media Platforms • Television networks See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Service providers/ Operators Our Operating Subsidiary Service Fee Services Visitors Ticketing & merchandise sales Exhibition & related merchandis e Sponsors Cash sponsorship & ticket purchase Advertising Licensees of IP Rights Licensing fee Right to use Capital partners Capital investment Sharing of net profit or loss Business Overview IP Exhibition See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Business Overview - Corporate Structure AM PM Group Limited (BVI) AM PM Limited (BVI) AM PM (HK) Limited (Hong Kong) 100% 100% See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Competitive Strengths See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss. • Horizontally integrated business model creating synergies across marketing and content production INTEGRATED SOLUTIONS • Founded by Mr. Ka Ming Kwong with 18+ years entertainment industry experience VISIONARY LEADERSHIP • Serving 30+ clients including TV networks, property developers, and financial institutions DIVERSE CLIENTELE

Competitive Strengths - Integrated Solutions Along the Marketing and Content Production Value Chain EVENT MANAGEMENT & DECORATION - Design - Decoration - Planning - Coordination - Management CONTENT PRODUCTION & DESIGN - Pre - production content development - In - house production and shooting - Post - production services IP EXHIBITION - Cooperate with licensees of IP rights - Organize exhibitions - Offer immersive experiences to visitors - Generate merchandise opportunities One - stop service agency See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Competitive Strength - Visionary Founder with an Experienced and Dedicated Team MR. KA MING KWONG Over 18 years of experience in the entertainment industry , including working as an artist and television broadcast host at Television Broadcasts Limited and i - CABLE Sports Limited MS. MANDY YI MAN FAN Years of experience through her work experience in the corporate event and exhibition division of a company specializing in brand activation and as a wedding event coordinator and consultant ACCESS TO MARKET PLAYERS DEEP INDUSTRY KNOW - HOW KEEN GRASP OF TRENDS IN CUSTOMER TASTES AND PREFERENCES CLOSE RELATIONSHIP WITH CUSTOMERS STAYED ABREAST OF INDUSTRY DEVELOPMENT AND MARKET TRENDS STRONG CUSTOMER - ORIENTED CULTURE AND ENSURED SMOOTH EXECUTION OF PROJECTS See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Competitive Strength Diverse Clientele & Robust Project Pipeline - Serves customers across a broad range of market sectors - Strong business relationship with a broad spectrum of customers : Television Radio broadcasting Property developers Commercial banks & Institutions See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Industry Overview Advertising spending in OHH advertising segment in Hong Kong (US$ million) (US$ billion) Revenue of television and video market in Hong Kong • Surging demand from consumer brands in post - pandemic era • Higher requirements for one - stop service agencies Event Management and Decoration • Multiplatform strategies • Global outreach of Hong Kong - produced television content • Tighten control of licensing and merchandizing rights • Technological advancement in the anime landscape (US$ billion) Value of global anime market Content Production and Design IP Exhibition See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Growth Strategy Recruit high caliber talents such as producer, cinematographer, scriptwriter, editor, sound and lighting engineer and art director Expand its service offerings beyond traditional television program production for Hong Kong audience by reaching out to other television networks globally, such as the United States Promote its services to other multi - media platforms (such as online streaming platforms) so as to further increase its market share Corporate events, product launches and marketing campaigns in key international markets, including the United States Collaborate with overseas marketing agencies Facilitate access to brand owners and marketing and advertising opportunities Invest in, or form joint ventures with, high - quality companies who possess the relevant capabilities Experiences and expertise such as artist companies and IP owners of renowned characters Expand the Content Production Business & Recruit High Caliber Talent Expand Geographical Coverage Strategic Acquistion Opportunities See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Management & Director MR. KA MING KWONG MS. MANDY YI MAN FAN MR. HIN TUNG SIU FOUNDER, CEO & CHAIRMAN DIRECTOR& MARKETING DIRECTOR CHIEF FINANCIAL OFFICER Over 18 years of experience in the entertainment industry Worked at Television Broadcasts Limited as artist and television broadcast host from September 2019 to December 2023 Worked at i - CABLE Sports Limited as artist and television broadcast host from January 2006 to July 2019 Over 8 years of experience In the marketing and event coordination and management industry Served at Pico (HK) International Ltd from July 2015 to January 2021 Worked as wedding event coordinator , consultant and project assistant from 2012 to 2015 Extensive experience in accounting and finance Served as senior finance manager of RELI Services Limited from 2021 to 2023 Served as financial controller and company secretary of YST (HK) Limited from 2017 to 2019 Member of the Hong Kong Institute of Certified Public Accountants See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Key Financials Revenue 1.0 2.0 3.5 4.3 1.5 2.5 2023 2024 IP exhibition Event management and decoration Content production and design (US$ million ) Gross profit and gross profit margin Net profit 0.2 2.5 2023 2024 28 .9% 2.8% - 1.1 0.8 2023 2024 2023 2024 (US$ million ) (US$ million ) See offering documents for further details. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.

Contact Us ir@ampmhk.com.hk Room D, 9/F, YHC Tower 1 Sheung Yuet Road Kowloon Bay Hong Kong The Company AM PM Group Limited info@pncps.com 12 E 49 St, Floor 27 New York NY 10017 Underwriter Prime Number Capital, LLC